Exhibit 99.2

2018

Third Quarter Report

Management's Discussion and Analysis

Franco Nevada

The GOLD Investment that WORKS

10 YEARS SINCE IPO

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Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at November 5, 2018 and should be read in conjunction with Franco-Nevada’s unaudited condensed consolidated interim financial statements and related notes as at and for the three and nine months ended September 30, 2018 and 2017.  The unaudited condensed consolidated interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements in accordance with IAS 34 Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. Additional information related to Franco-Nevada, including our Annual Information Form, is available on SEDAR at www.sedar.com, and our Form 40-F is available on EDGAR at www.sec.gov. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.  For additional information, our website can be found at www.franco-nevada.com.

2	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Table of Contents

4	BUSINESS OVERVIEW AND STRATEGY
5	HIGHLIGHTS
8	GUIDANCE
8	MARKET OVERVIEW
10	SELECTED FINANCIAL INFORMATION
11	REVENUE BY ASSET
12	OVERVIEW OF FINANCIAL PERFORMANCE – Q3/2018 TO Q3/2017
18	OVERVIEW OF FINANCIAL PERFORMANCE – YTD/2018 TO YTD/2017
24	SUMMARY OF QUARTERLY INFORMATION
25	BALANCE SHEET REVIEW
26	LIQUIDITY AND CAPITAL RESOURCES
29	CRITICAL ACCOUNTING ESTIMATES
32	OUTSTANDING SHARE DATA
32	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
33	NON-IFRS FINANCIAL MEASURES
36	CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Abbreviations used in this report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions

Periods under review
"YTD/2018"	The nine-month period ended September 30, 2018
"YTD/2017"	The nine-month period ended September 30, 2017
"Q3/2018"	The three-month period ended September 30, 2018
"Q2/2018"	The three-month period ended June 30, 2018
"Q1/2018"	The three-month period ended March 31, 2018
"Q4/2017"	The three-month period ended December 31, 2017
"Q3/2017"	The three-month period ended September 30, 2017
"Q2/2017"	The three-month period ended June 30, 2017
"Q1/2017"	The three-month period ended March 31, 2017

Places and currencies		Measurement
"U.S."	United States	"GEO"	Gold equivalent ounces
"$" or "USD"	United States dollars	"PGM"	Platinum group metals
"C$" or "CAD"	Canadian dollars	"oz"	Ounce
"A$" or "AUD"	Australian dollars	"oz Au"	Ounce of gold
		"oz Ag"	Ounce of silver
Interest types		"oz Pt"	Ounce of platinum
"NSR"	Net smelter return royalty	"oz Pd"	Ounce of palladium
"GR"	Gross royalty	"LBMA"	London Bullion Market Association
"ORR"	Overriding royalty	"bbl"	Barrel
"GORR"	Gross overriding royalty	"boe"	Barrels of oil equivalent
"FH"	Freehold or lessor royalty	"WTI"	West Texas Intermediate
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

3

Business Overview and Strategy

Franco-Nevada is the leading gold-focused royalty and stream company by both gold revenue and number of gold assets. The Company has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver and PGM).

Franco-Nevada Asset Count at November 5, 2018
	Precious Metals	Other Mining Assets	Oil & Gas	TOTAL
Producing	44	7	58	109
Advanced	28	7	—	35
Exploration	138	70	25	233
TOTAL	210	84	83	377

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•	Exposure to precious metals price optionality;
•	A perpetual discovery option over large areas of geologically prospective lands. No additional costs other than the initial investment;
•	Limited exposure to many of the risks associated with operating companies;
•	A free cash-flow business with limited cash calls;
•	A high-margin business that can generate cash through the entire commodity cycle;
•	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
•	A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets. Financial results have also been supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term investment outlook and recognizes the cyclical nature of the industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its Initial Public Offering over ten years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other. For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR at www.sedar.com or our Form 40‑F filed on EDGAR at www.sec.gov.

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Franco-Nevada's Relative Share Price Performance

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10 Years of Performance
Franco-Nevada has outperformed both gold equities and gold Itself
Chart to November 3, 2018
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Note: FNV (TSX) and S&P/TSX Global Gold Index converted to USD.

Highlights

Financial Update – Q3/2018

•	120,021 GEOs(1) earned in Q3/2018, a decrease of 3.0% from 123,787 GEOs in Q3/2017;
•	$170.6 million in revenue, in line with revenue of $171.5 million in Q3/2017;
•	$134.7 million, or $0.72 per share, of Adjusted EBITDA(2), in line with $134.1 million, or $0.72 per share, in Q3/2017;
•	79.0% in Margin(2), compared to 78.2% in Q3/2017;
•	$52.1 million, or $0.28 per share, in net income, a decrease of 13.2% from $60.0 million, or $0.32 per share, in Q3/2017;
•	$54.6 million, or $0.29 per share in Adjusted Net Income(2), a decrease of 1.3% compared to $55.3 million, or $0.30 per share, in Q3/2017;
•	$128.2 million in net cash provided by operating activities, an increase of 10.5% compared to $116.0 million in Q3/2017;
•

$1.4 billion in available capital as at September 30, 2018, comprising $149.9 million of working capital, $161.3 million in marketable equity securities, and $1.1 billion available under the Company’s credit facilities. Subsequent to quarter-end, $214.8 million was used to fund the previously announced joint acquisition of mineral rights with Continental Resources, Inc. Franco-Nevada also funded its final contribution towards the Cobre Panama project in October 2018, thereby fulfilling its $1.0 billion capital commitment in its original fixed-payment stream investment in the project.

1GEOs include our gold, silver, platinum, palladium and other mining assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 12 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2018, respectively.

2Adjusted Net Income, Adjusted EBITDA and Margin are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

5

Financial Update – YTD/2018

•	343,025 GEOs earned, a decrease of 9.2% from 377,906 GEOs in YTD/2017;
•	$505.0 million in revenue, a slight decrease of 0.6% from revenue of $507.8 million in YTD/2017;
•	$400.9 million, or $2.15 per share, in Adjusted EBITDA, an increase of 3.3% from $388.1 million, or $2.13 per share, in YTD/2017;
•	79.4% in Margin, an increase compared to 76.4% in YTD/2017;
•	$170.3 million, or $0.92 per share, in net income, an increase of 12.6% compared to $151.2 million, or $0.83 per share, in YTD/2017;
•	$172.3 million, or $0.93 per share, in Adjusted Net Income, an increase of 17.9% compared to $146.2 million, or $0.80 per share, in YTD/2017;
•	$377.0 million in net cash provided by operating activities, an increase of 4.1% compared to $362.3 million in YTD/2017.

Corporate Developments

Acquisition of U.S. Oil & Gas Mineral Rights and Strategic Relationship with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

As previously announced, on August 6, 2018, the Company entered, through a wholly-owned subsidiary, into a strategic relationship with Continental Resources, Inc. (“Continental”) to jointly acquire, through a newly-formed entity (the “Continental Minerals Venture”), mineral rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma.

On October 23, 2018, the Company closed this transaction, and contributed $218.5 million for its stake in the Continental Minerals Venture. The contribution was funded net of $3.7 million in royalties generated by the acquired assets between March 1, 2018, the effective date of the transaction, and October 23, 2018, the date of closing, for a net disbursement of $214.8 million.

Moving forward, the minerals relationship will capitalize on Continental’s land and exploration expertise and focus predominantly on acquiring minerals under Continental’s drill plan. To grow the Continental Minerals Venture portfolio, Franco-Nevada has committed to spend up to $300 million over the next three years to acquire additional mineral rights through the Continental Minerals Venture, subject to satisfaction of agreed upon development thresholds. Continental has committed to spend up to $75 million over the same period through the Continental Minerals Venture. Acquisition of mineral rights by the Continental Minerals Venture has accelerated and Franco-Nevada now expects to fund additional capital contributions of between $35 million and $55 million in 2018. These accelerated contributions will reduce Franco-Nevada’s commitment in the last of the three years, such that the total commitment remains $300 million.

Revenue distribution from the Continental Minerals Venture will vary depending on production volumes, with Franco‑Nevada entitled to a minimum of 50% of revenue and up to 75% of revenue at certain production volumes. While Franco-Nevada expects to earn revenue starting in Q4/2018, meaningful revenue from the initial contribution is expected to begin in 2019, increasing over time. The assets subject to the investment have an anticipated life of 30+ years from current wells and future development.

Additional Acquisition and Funding of Cobre Panama, Panama

On January 19, 2018, the Company, through a wholly-owned subsidiary, entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project (“Cobre Panama”). Cobre Panama, which is in the construction phase and is located in Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated stream agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering (i) First Quantum’s additional 10% interest in the project acquired from LS-Nikko Copper Inc. in Q4/2017 and (ii) KORES’ 10% interest in the project (the “Floating Payment Stream”).

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada has funded a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit was funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. As at September 30, 2018, the Company funded a cumulative total of $974.4 million towards the Fixed Payment Stream. Franco-Nevada made a final contribution of $25.6 million on October 19, 2018, thereby fulfilling its capital commitment of $1.0 billion.

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

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Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, are similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

Project Update

First Quantum continued to progress with the construction of its Cobre Panama project, reporting a completion rate of 81% as at the end of Q3/2018, with project capital expenditure for YTD/2018 totaling $1,120.0 million against full year guidance of $1,330 million. Cobre Panama remains scheduled for phased commissioning during 2018, with continued ramp-up over 2019 and 2020. In the event that ramp-up is slower than expected and the mill does not reach a run-rate of 58 million tonnes per day by January 1, 2019, the stream agreement provides Franco-Nevada downside protection through a discount on the initial ounces purchased pursuant to the agreement. The discount would provide Franco-Nevada an effective 5% return on capital.

On September 25, 2018, First Quantum addressed the announcement of the Supreme Court of Panama ruling in connection with the constitutionality of Law 9 of 1997. According to First Quantum, Law 9 granted the status of national law to the mining concession contract, establishing a statutory legal and fiscal regime for the development of the Cobre Panama project. Minera Panama SA (“MPSA”), the operating subsidiary of First Quantum, understands that the Supreme Court ruling with respect to the constitutionality of Law 9 relates to the enactment of Law 9 and does not affect the legality of the MPSA mining concession contract itself, which remains in effect, and allows continuation of the development of Cobre Panama project by MPSA. Subsequently, MPSA has submitted filings to the Supreme Court for ruling, which it has accepted, prior to the ruling in relation to the constitutionality of Law 9 taking effect. On September 26, 2018 the Government of Panama issued a news release affirming support for the Cobre Panama project. Construction and commissioning are continuing while the First Quantum seeks to clarify the legal position.

Acquisition of Bowen Basin Coal Royalties, Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for a cash consideration of A$4.2 million. The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which has filed permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalties are production payments of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

Acquisition of U.S. Oil & Gas Royalties – Delaware Basin, Texas

On February 20, 2018, the Company, through a wholly-owned subsidiary, closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties effective October 1, 2017. Prior to year-end, the Company advanced $11.0 million into escrow in respect of this transaction which was included in royalty, stream and working interests on the statement of financial position as at December 31, 2017.

Financing

Credit Facilities

As noted earlier, Franco-Nevada closed its transaction with Continental on October 23, 2018 and funded its initial contribution, net of pre-closing royalties, of $214.8 million. The net contribution was funded in part through a draw of $200.0 million on the Company’s $1.0 billion unsecured revolving credit facility (the “Credit Facility”). The funds were drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR plus 1.10%. The Credit Facility has a maturity date of March 22, 2023. As of the date of this MD&A, the Credit Facility has an outstanding balance of $200.0 million, and $800.0 million remains available.

Franco-Nevada (Barbados) Corporation (“FNBC”) also drew on its credit facility (the “FNBC Credit Facility”) to fund its final contribution towards the Cobre Panama project. The draw of $7.0 million was repaid on October 31, 2018, and incurred interest based on 13-day LIBOR plus 1.35%. As at the date of this MD&A, the full $100.0 million remains available to FNBC. The FNBC Credit Facility has a maturity date of March 20, 2019.

Dividend Declaration

In Q3/2018, Franco-Nevada declared a quarterly dividend of $0.24 per share. The total dividend declared was $45.0 million, of which $33.8 million was paid in cash and $11.2 million was paid in common shares issued under the Company’s Dividend Reinvestment Plan (“DRIP”). For the nine months ended September 30, 2018, dividends declared totaled $132.9 million, of which $104.5 million was paid in cash and $28.4 million was paid in common shares.

7

Guidance

The following contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement” and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the United States Securities and Exchange Commission on www.sec.gov. 2018 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties (subject to our assessment thereof).

Franco-Nevada had a strong performance in Q3/2018, with its mining assets generating revenue in line with expectations and its recently acquired U.S. Oil & Gas assets performing better than anticipated. With respect to its mining assets, Franco-Nevada reiterates its 2018 revised GEO guidance. To reflect the continued strong performance of its Oil & Gas assets, Franco-Nevada now expects to generate $75 million to $85 million in revenue from Oil & Gas for 2018.  This represents a further increase to the updated guidance in August of $65 million to $75 million and the original guidance in March of $50 million to $60 million.

	YTD/2018 Actual	2018 Guidance(4)
Mining assets - GEO production(1),(2)	343,025 GEOs	440,000 - 470,000 GEOs
Oil & Gas assets - Revenue(3)	$67.9 million	$75 - $85 million

1Of the 440,000 to 470,000 GEOs, Franco-Nevada expects to receive 290,000 to 320,000 GEOs under its various streams. For the nine months ended September 30, 2018, the Company has earned 231,098 GEOs from its streams.

2In forecasting GEOs for 2018, gold, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,250/oz Au, $16.00/oz Ag, $850/oz Pt and $950/oz Pd.

3In forecasting revenue from Oil & Gas assets for 2018, the WTI oil price is assumed to average $65 per barrel.

4On August 8, 2018, GEO guidance was revised from 460,000-490,000 GEOs to 440,000-470,000 GEOs, and Oil & Gas guidance was revised from $50-$60 million to $65-$75 million.

In Q3/2018, Franco-Nevada funded $88.4 million towards the Fixed Payment Stream of the Cobre Panama project, for a cumulative total as of September 30, 2018 of $974.4 million. The Company fulfilled its capital commitment of $1.0 billion under the Fixed Payment Stream subsequent to quarter-end, with a final contribution of $25.6 million made in October 2018.

As described in the Corporate Developments section above, the Company is expecting to contribute to the Continental Minerals Venture, subject to satisfaction of agreed upon development thresholds, up to $100 million per year over the next three years, for a total remaining commitment of up to $300 million. Although Franco-Nevada has met its initial capital contribution for 2018, the Company expects to fund an additional $35 million to $55 million in Q4/2018. These accelerated contributions will reduce Franco-Nevada’s commitment in the last of the three years, such that the total commitment remains $300 million.

Depletion and depreciation expense totaled $186.2 million YTD/2018. The Company estimates depletion and depreciation expense to be $250.0 million to $270.0 million for the full year 2018.

Market Overview

The prices of precious metals, gold in particular, are the largest factors in determining profitability and cash-flow from operations for Franco-Nevada. Historically, the price of gold has been subject to volatile price movements and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include the level of interest rates, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar, and the supply of and demand for gold.

Commodity price volatility also impacts the number of GEOs contributed by non-gold mining assets when converting silver, platinum, palladium and other mining commodities to GEOs. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold.

During Q3/2018, gold prices averaged $1,213/oz, down 5.1% compared to the Q3/2017 average of $1,278/oz. Gold prices traded between $1,178/oz and $1,262/oz, ending Q3/2018 at $1,187/oz, approximately 5.0% lower than at the end of Q2/2018.

Silver prices averaged $14.99/oz in Q3/2018, a decrease of 10.9% compared to $16.83/oz in Q3/2017. Platinum and palladium prices averaged $814/oz and $953/oz, respectively, in Q3/2018, compared to $953/oz and $901/oz, respectively, for Q3/2017, a decrease of 14.6% and an increase of 5.8% year-over-year, respectively.

One of the strengths of the Franco-Nevada business model is that our business is not generally impacted when producer costs increase as long as the producer continues to operate. Royalty and stream payments/deliveries are based on production levels with no adjustments for the operator’s operating costs, with the exception of NPI and NRI royalties, which are based on the profit of the underlying mining operation. Profit-based royalties accounted for approximately 6.7% of total revenue in Q3/2018.

8	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Another attribute of the Franco-Nevada business model is the diversification of its portfolio across commodities. In Q3/2018, 15.4% of the Company’s revenue was generated from its Oil & Gas assets. During the quarter, Edmonton Light prices averaged C$77.14/bbl, up 34.7% compared to Q3/2017, while the WTI averaged $67.88/bbl, a 44.8% increase from Q3/2017.

Franco-Nevada strives to generate 80% of revenue from precious metals over a long-term horizon which includes gold, silver and PGM. In the short-term, we may diverge from the long-term target based on opportunities available. With 84.7% of revenue earned from precious metals in YTD/2018, the Company has the flexibility to consider diversification opportunities outside of the precious metals’ space and increase its exposure to other commodities while maintaining its long-term target.

9

Selected Financial Information

	For the three months ended		For the nine months ended
(in millions, except Average Gold Price,	September 30,		September 30,
GEOs sold, Margin, per share amounts)	2018	2017	2018	2017

Statistical Measures
Average Gold Price	$1,213	$1,278	$1,318	$1,251
GEOs sold(1)	120,021	123,787	343,025	377,906

Statement of Income and Comprehensive Income
Revenue	$170.6	$171.5	$505.0	$507.8
Depletion and depreciation	66.0	70.5	186.2	209.2
Cost of sales	33.4	33.0	93.4	106.8
Operating income	65.8	63.0	208.1	174.2
Net income	52.1	60.0	170.3	151.2
Basic earnings per share	$0.28	$0.32	$0.92	$0.83
Diluted earnings per share	$0.28	$0.32	$0.91	$0.83

Dividends declared per share	$0.24	$0.23	$0.71	$0.68
Dividends declared (including DRIP)	$45.0	$42.8	$132.9	$124.7
Weighted average shares outstanding	186.1	185.5	186.1	181.9

Non-IFRS Measures
Adjusted EBITDA(2)	$134.7	$134.1	$400.9	$388.1
Adjusted EBITDA(2) per share	$0.72	$0.72	$2.15	$2.13
Margin(2)	79.0%	78.2%	79.4%	76.4%
Adjusted Net Income(2)	$54.6	$55.3	$172.3	$146.2
Adjusted Net Income(2) per share	$0.29	$0.30	$0.93	$0.80

Statement of Cash Flows
Net cash provided by operating activities	$128.2	$116.0	$377.0	$362.3
Net cash used in investing activities	$(89.4)	$(185.6)	$(703.4)	$(384.7)
Net cash (used in) provided by financing activities	$(33.8)	$(29.3)	$(104.9)	$271.7

	As at	As at
	September 30,	December 31,
	2018	2017
Statement of Financial Position
Cash and cash equivalents	$76.9	$511.1
Total assets	4,834.5	4,788.4
Deferred income tax liabilities	67.0	60.3
Total shareholders’ equity	4,744.9	4,705.5
Working capital(3)	149.9	593.8
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on pages 12 and 18 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and nine months ended September 30, 2018, respectively.

2

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS financial measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the “Non-IFRS Financial Measures” section of this MD&A.

3	The Company defines Working Capital as current assets less current liabilities.

10	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from 51(1) mining assets and 57 Oil & Gas assets in various jurisdictions. The following table details revenue earned from our various royalty, stream and working interests for the three and nine months ended September 30, 2018 and 2017:

		For the three months ended		For the nine months ended
(expressed in millions)		September 30,		September 30,
Property	Interest	2018	2017	2018	2017
PRECIOUS METALS
Latin America
Antapaccay	Stream (indexed)	$26.3	$24.8	$75.6	$65.2
Candelaria	Stream 68%	21.6	31.9	59.2	87.1
Antamina	Stream 22.5%	12.9	16.4	40.2	46.6
Guadalupe-Palmarejo	Stream 50%	12.7	12.1	38.5	48.0
Other		1.1	0.6	2.1	1.7
United States
Goldstrike	NSR 2-4%, NPI 2.4-6%	$5.0	$4.4	$12.7	$12.4
Stillwater	NSR 5%	3.7	5.7	14.7	15.4
Gold Quarry	NSR 7.29%	3.1	3.6	11.1	10.6
Marigold	NSR 1.75-5%, GR 0.5-4%	3.0	2.1	7.7	7.6
Fire Creek/Midas	Fixed to 2018 / NSR 2.5% (2)	2.8	0.8	8.2	6.7
Bald Mountain	NSR/GR 0.875-5%	2.7	2.1	10.4	4.3
South Arturo	GR 4-9%	0.4	1.6	4.0	9.9
Other		1.0	0.8	3.3	2.3
Canada
Sudbury	Stream 50%	$6.4	$7.1	$17.0	$22.4
Detour Lake	NSR 2%	3.5	3.0	11.4	10.0
Golden Highway	NSR 2-15%	2.4	2.1	6.7	6.3
Hemlo	NSR 3%, NPI 50%	0.4	(0.3)	5.5	3.6
Musselwhite	NPI 5%	0.9	0.9	1.6	3.0
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.0	0.9	3.3	3.0
Timmins West	NSR 2.25%	0.6	0.8	1.9	2.7
Canadian Malartic	GR 1.5%	0.6	0.6	1.9	1.6
Rest of World
MWS	Stream 25%	$7.3	$9.4	$24.7	$26.6
Sabodala	Stream 6%, Fixed to 2019	6.8	7.2	21.6	23.4
Karma	Stream 4.875%, Fixed to 80,625 oz	5.3	5.8	16.9	17.4
Subika	NSR 2%	2.2	1.5	6.5	4.9
Tasiast	NSR 2%	1.3	1.8	4.2	4.8
Duketon	NSR 2%	1.6	1.8	5.2	5.1
Edikan	NSR 1.5%	1.1	1.0	3.4	2.7
Other		2.4	1.8	8.0	5.3
		$140.1	$152.3	$427.5	$460.6

OTHER MINING ASSETS		$4.3	$6.7	$9.6	$14.2

OIL & GAS
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$10.6	$8.6	$30.9	$23.4
Midale	ORR 1.14%, WI 1.59%	0.5	0.4	1.5	1.2
Edson	ORR 15%	0.4	0.4	1.3	1.5
SCOOP/STACK	Various Royalty Rates	5.3	0.7	10.8	2.0
Midland/Delaware	Various Royalty Rates	6.9	0.8	16.8	1.5
Orion	GORR 4%	1.4	0.3	3.1	0.3
Other		1.1	1.3	3.5	3.1
		$26.2	$12.5	$67.9	$33.0

Revenue		$170.6	$171.5	$505.0	$507.8

1

New revenue-generating assets in 2018 include the Cerro Moro and Sissingué mines, which started contributing revenue to the Company in Q2/2018, as well as the Brucejack mine which is expected to begin generating revenue for the Company by the end of 2018.

2	2.5% NSR commencing in 2019.

11

Overview of Financial Performance –Q3/2018 to Q3/2017

The prices of precious metals, oil and gas and the actual production from mining and Oil & Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

					QOQ	YOY
Quarterly average prices and rates		Q3/2018	Q2/2018	Q3/2017	(Q3/2018-Q2/2018)	(Q3/2018-Q3/2017)
Gold(1)	($/oz)	$1,213	$1,306	$1,278	(7.1)%	(5.1)%
Silver(2)	($/oz)	14.99	16.57	16.83	(9.5)%	(10.9)%
Platinum(3)	($/oz)	814	904	953	(10.0)%	(14.6)%
Palladium(3)	($/oz)	953	979	901	(2.6)%	5.8%

Edmonton Light	(C$/bbl)	77.14	78.41	57.28	(1.6)%	34.7%
West Texas Intermediate	($/bbl)	69.67	67.88	48.13	2.6%	44.8%

CAD/USD exchange rate(4)		0.7652	0.7747	0.8000	(1.2)%	(4.4)%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada daily average rates.

Revenue and Gold Equivalent Ounces

Revenue for Q3/2018 was $170.6 million, a slight decrease from $171.5 million earned in Q3/2017. While revenue from mining assets decreased by 9.2% in Q3/2018, reflecting fewer GEOs earned as well as lower precious metals prices, revenue from Oil & Gas assets more than doubled year-over-year. Recently acquired Oil & Gas assets, namely Delaware, Orion and the second royalty portfolio in the STACK play, which all closed around or subsequent to September 30, 2017, added $6.2 million in incremental revenue compared to Q3/2017. Revenue from existing assets also increased year-over-year, benefitting from higher oil prices.

Precious metals assets contributed 82.1% of the Company’s total revenue in Q3/2018, compared to 88.9% in Q3/2017, reflecting the growth of the Company’s Oil & Gas portfolio of assets over the last two years. The Company remains heavily invested in the Americas, with 82.7% of revenue in Q3/2018, compared to 81.5% in Q3/2017.

12	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

The following table outlines GEOs and revenue attributable to Franco-Nevada for the three months ended September 30, 2018 and 2017 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2018	2017	Variance	2018	2017	Variance
Commodity
Precious Metals
Gold	91,820	89,240	2,580	$110.6	$114.4	$(3.8)
Silver	17,023	20,698	(3,675)	20.5	26.8	(6.3)
PGM	7,635	8,518	(883)	9.0	11.1	(2.1)
Precious Metals - Total	116,478	118,456	(1,978)	140.1	152.3	(12.2)
Other mining assets	3,543	5,331	(1,788)	4.3	6.7	(2.4)
Oil & Gas	-	-	-	26.2	12.5	13.7
	120,021	123,787	(3,766)	$170.6	$171.5	$(0.9)
Geography
Latin America	61,967	66,740	(4,773)	$74.6	$85.8	$(11.2)
United States	17,969	16,652	1,317	33.9	22.8	11.1
Canada	15,610	15,643	(33)	32.6	31.2	1.4
Rest of World	24,475	24,752	(277)	29.5	31.7	(2.2)
	120,021	123,787	(3,766)	$170.6	$171.5	$(0.9)
Type
Revenue-based royalties	28,182	27,567	615	$47.5	$38.7	$8.8
Streams	82,751	89,053	(6,302)	99.3	114.7	(15.4)
Profit-based royalties	3,909	2,178	1,731	11.4	8.6	2.8
Other	5,179	4,989	190	12.4	9.5	2.9
	120,021	123,787	(3,766)	$170.6	$171.5	$(0.9)
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 12 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended September 30,	2018	2017	Variance	2018	2017	Variance
Geography for Precious Metals
Precious Metals
Latin America	61,967	66,740	(4,773)	$74.6	$85.8	$(11.2)
United States	17,866	16,549	1,317	21.7	21.1	0.6
Canada	13,391	11,586	1,805	15.8	15.1	0.7
Rest of World	23,254	23,581	(327)	28.0	30.3	(2.3)
Precious Metals - Total	116,478	118,456	(1,978)	$140.1	$152.3	$(12.2)
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 12 of this MD&A for indicative prices which may be used in the calculations of GEOs.

13

GEO RECONCILIATION - Q3/2017 to Q3/2018

123,787
3,675
1,788
883
849
1,731
120,021
GEOs - Q3/2017
Silver Assets
Other Mining Assets
PGM Assets
Gold Assets
Gold NPIs
GEOs - Q3/2018

Precious Metals

Revenue from precious metals assets was $140.1 million in Q3/2018 compared to $152.3 million in Q3/2017, reflecting lower precious metals prices and a slight decrease of 1.7% of GEOs earned. The decrease in GEOs during the quarter was primarily due to the following assets:

•

Candelaria - The Company earned 17,972 GEOs from its Candelaria stream, compared to 24,961 GEOs in Q3/2017. Precious metals production level from the Candelaria mine are currently lower than in the comparable period due to the temporary processing of lower grade material.

•	Antamina - The Company earned 10,763 GEOs from its Antamina silver stream in Q3/2018, compared to 12,575 GEOs in Q3/2017, in-line with the 2018 life of mine plan.
•	Stillwater - Stillwater generated 3,027 GEOs in Q3/2018, down 32.5% from Q3/2017, due to a temporary delay in the payment of royalties. Royalty payments are expected to catch up in Q4/2018.

The above decreases were partly offset by the following:

•	Antapaccay - Antapaccay delivered 21,725 GEOs in Q3/2018, compared to 19,370 in Q3/2017, an increase of 12.2% year-over-year.
•

Fire Creek/Midas - The Company sold 2,300 GEOs in Q3/2018, compared to 668 GEOs in the same period in 2017.  Although ounce deliveries from Fire Creek/Midas are fixed until the end of 2018, the Company sold fewer ounces in Q3/2017 and maintained the unsold ounces in inventory at September 30, 2017.

During Q3/2018, 1,379,198 ounces of silver were received from our Antamina, Antapaccay, Candelaria and Cerro San Pedro interests and 1,402,456 ounces were sold in the quarter. Ounces of silver sold were converted to 17,023 GEOs in Q3/2018.

Other Mining Assets

Other mining assets generated 3,543 GEOs and $4.3 million in revenue in Q3/2018, compared to 5,331 GEOs and $6.7 million in revenue in Q3/2017.

14	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Oil & Gas

Revenue from Oil & Gas assets more than doubled year-over-year, generating revenue of $26.2 million for the quarter (97% oil and 3% gas), compared to $12.5 million for Q3/2017 (96% oil and 4% gas). Production volume increased 61.8% year-over-year.

Revenue from the Weyburn Unit for the quarter benefitted from higher average realized prices, increasing by $2.0 million year-over-year, to $10.6 million (Q3/2017 - $8.6 million): $6.8 million earned from the NRI (Q3/2017 - $5.7 million), $3.2 million earned from the WI (Q3/2017 - $2.4 million) and $0.6 million earned from the ORRs (Q3/2017 - $0.5 million). Capital and operating expenditures were 9.5% and 31.2% higher in Q3/2018 than in Q3/2017, respectively. The actual realized price from the NRI was 44.6% higher in Q3/2018, at C$75.69/boe, compared to C$52.35/boe for Q3/2017.

Orion contributed $1.4 million in revenue in Q3/2018 (Q3/2017 - $0.3 million). The acquisition of Orion was closed at the end of Q3/2017, therefore not reflecting a full quarter’s production. Differentials for heavy oil prices in Western Canada widened during the quarter which negatively impacted revenue.

U.S. assets represented 46.6% of Franco-Nevada’s Oil & Gas revenue, and performed well in Q3/2018, with drilling activities ahead of initial expectations. Revenue from the first royalty portfolio in the STACK generated $4.6 million in Q3/2018 (Q3/2017 - $0.7 million), while Midland produced $2.5 million (Q3/2018 - $0.8 million), reflecting higher volumes.  Assets acquired over the last year, Delaware and the second portfolio of royalties in the STACK play, contributed an incremental $5.1 million in Q3/2018, for which there is no comparative in the same period in 2017. This included $2.1 million in lease bonus revenue from Delaware, which was not budgeted.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2018	2017	Variance
Costs of sales	$33.4	$33.0	$0.4
Depletion and depreciation	66.0	70.5	(4.5)
General and administrative	5.2	5.2	—
Loss (gain) on sale of gold bullion	0.2	(0.2)	0.4
	$104.8	$108.5	$(3.7)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the three months ended September 30,
(expressed in millions)	2018	2017	Variance
Cost of stream sales	$29.3	$30.8	$(1.5)
Cost of prepaid ounces	2.0	0.6	1.4
Mineral production taxes	0.6	0.5	0.1
Oil & Gas operating costs	1.5	1.1	0.4
	$33.4	$33.0	$0.4

Stream ounces sold decreased 7.1% in Q3/2018 to 82,751 GEOs, compared to 89,053 GEOs in Q3/2017, primarily due to fewer ounces purchased under the Candelaria stream. The reduction in cost of sales from stream ounces decreased to a lesser extent, down 4.9% compared to Q3/2017, as the decrease in cost of sales from the Candelaria ounces was partly offset by the cost of ounces from Guadalupe-Palmarejo, which carries a higher cash payment per ounce.

Cost of prepaid ounces increased by $1.4 million compared to Q3/2017, reflecting 2,300 ounces sold in Q3/2018 compared to 668 ounces in the same period in 2017.

15

Depletion and Depreciation

Depletion and depreciation expense totaled $66.0 million in Q3/2018 compared to $70.5 million in Q3/2017. The decrease in depletion and depreciation expense reflects fewer GEOs earned from Candelaria and South Arturo, as well as a lower depletion rate per ounce on South Arturo which completed its Phase 2 mining.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2018	2017	Variance
Salaries and benefits	$1.5	$1.6	$(0.1)
Professional fees	0.4	0.6	(0.2)
Office costs	0.2	0.2	—
Board of Directors' costs	(0.6)	0.9	(1.5)
Share-based compensation	1.5	0.9	0.6
Other	2.2	1.0	1.2
	$5.2	$5.2	$—

General and administrative expenses, representing 3.0% of revenue for Q3/2018, remained overall flat compared to Q3/2017. Included in general and administrative expenses in Q3/2018 are $0.9 million in transaction costs incurred in connection to the setup of the Continental Minerals Venture. Offsetting these expenses is a reduction in Board-related fees. Board of Directors’ fees

16	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. As the Company’s share price decreased during the quarter, the Company recognized a decrease in the value of the deferred share unit liability. Also included in general and administrative expenses are business development costs, which vary depending upon the level of business development related activity and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant asset.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2018	2017	Variance
Foreign exchange (loss) gain	$—	$(2.0)	$2.0
Other income	0.1	1.1	(1.0)
	$0.1	$(0.9)	$1.0

Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended September 30,
(expressed in millions)	2018	2017	Variance
Finance income
Interest	$0.7	$1.6	$(0.9)
	$0.7	$1.6	$(0.9)
Finance expenses
Standby charges	$0.5	$0.6	$(0.1)
Amortization	0.2	0.2	—
	$0.7	$0.8	$(0.1)

Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $0.5 million accrued on the Noront Resources Ltd. loan during Q3/2018 (Q3/2017 – $0.5 million). Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities.

Income Taxes

Income tax expense for the quarter was $13.8 million in Q3/2018, compared to $2.9 million Q3/2017. Income tax expense in Q3/2017 was unusually low as it included the recognition of tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized.

Net Income

Net income for Q3/2018 was $52.1 million, or $0.28 per share, compared to $60.0 million, or $0.32 per share, for the same period in 2017. Adjusted Net Income was $54.6 million, or $0.29 per share, compared to $55.3 million, or $0.30 per share, earned in Q3/2017. While revenue remained relatively consistent year-over-year due to increased revenue from recently acquired Oil & Gas assets, depletion expense decreased due to the addition of reserves for certain of the Company’s assets over the year. Income tax expense was also higher in Q3/2018 compared to the same period in 2017.

17

Overview of Financial Performance – YTD/2018 to YTD/2017

The prices of precious metals, oil and gas and the actual production from mining and Oil & Gas assets are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Year-to-date average prices and rates		YTD/2018	YTD/2017	Variance
Gold(1)	($/oz)	$1,318	$1,251	5.4%
Silver(2)	($/oz)	16.65	17.17	(3.0)%
Platinum(3)	($/oz)	941	958	(1.8)%
Palladium(3)	($/oz)	1,008	829	21.6%

Edmonton Light	(C$/bbl)	76.00	61.27	24.0%
West Texas Intermediate	($/bbl)	66.81	49.40	35.2%

CAD/USD exchange rate(4)		0.7828	0.7685	1.9%
1	Based on LBMA Gold Price PM Fix.
2	Based on LBMA Silver Price.
3	Based on London PM Fix.
4	Based on Bank of Canada noon and daily average rates.

Revenue and Gold Equivalent Ounces

Revenue in YTD/2018 was $505.0 million, which was relatively consistent with revenue earned in the same period in 2017. GEOs earned in YTD/2018 decreased 9.2% to 343,025 GEOs, resulting in a corresponding decrease in revenue from mining assets which was slightly offset by higher gold prices. Revenue from Oil & Gas assets compensated to a large degree for the decrease in revenue from mining assets, reflecting the growth of the Company’s Oil & Gas portfolio over the last two years.

Precious metals revenue comprised 84.7% of total revenue YTD/2018, a decrease from 90.7% in YTD/2017, while revenue from the Americas remained stable year-over-year, at 81.4%, compared to 81.6% in YTD/2017.

18	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

The following table outlines GEOs and revenue attributable to Franco-Nevada for the nine months ended September 30, 2018 and 2017 by commodity, geographical location and type of interest:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2018	2017	Variance	2018	2017	Variance
Commodity
Precious Metals
Gold	264,484	282,486	(18,002)	$337.5	$353.8	$(16.3)
Silver	48,842	58,583	(9,741)	62.1	74.0	(11.9)
PGM	22,116	25,543	(3,427)	27.9	32.8	(4.9)
Precious Metals - Total	335,442	366,612	(31,170)	427.5	460.6	(33.1)
Other mining assets	7,583	11,294	(3,711)	9.6	14.2	(4.6)
Oil & Gas	-	-	-	67.9	33.0	34.9
	343,025	377,906	(34,881)	$505.0	$507.8	$(2.8)
Geography
Latin America	169,427	197,717	(28,290)	$215.6	$248.6	$(33.0)
United States	56,532	55,749	783	100.1	73.2	26.9
Canada	43,447	49,632	(6,185)	95.3	92.5	2.8
Rest of World	73,619	74,808	(1,189)	94.0	93.5	0.5
	343,025	377,906	(34,881)	$505.0	$507.8	$(2.8)
Type
Revenue-based royalties	88,064	85,878	2,186	$146.4	$115.9	$30.5
Streams	231,098	267,437	(36,339)	293.7	336.7	(43.0)
Profit-based royalties	11,570	10,131	1,439	35.1	27.6	7.5
Other	12,293	14,460	(2,167)	29.8	27.6	2.2
	343,025	377,906	(34,881)	$505.0	$507.8	$(2.8)
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 18 of this MD&A for indicative prices which may be used in the calculations of GEOs.

GEOs and revenue from precious metals were earned from the following geographical locations:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the nine months ended September 30,	2018	2017	Variance	2018	2017	Variance
Geography for Precious Metals
Precious Metals
Latin America	169,427	197,717	(28,290)	$215.6	$248.6	$(33.0)
United States	56,160	55,428	732	72.1	69.2	2.9
Canada	39,015	41,335	(2,320)	49.3	52.6	(3.3)
Rest of World	70,840	72,132	(1,292)	90.5	90.2	0.3
Precious Metals - Total	335,442	366,612	(31,170)	$427.5	$460.6	$(33.1)
1

Refer to Note 1 at the bottom of page 5 of this MD&A for the methodology for calculating GEOs, and, for illustrative purposes, to the average commodity price table on page 18 of this MD&A for indicative prices which may be used in the calculations of GEOs.

19

Precious Metals

Revenue from precious metals assets was $427.5 million in YTD/2018 compared to $460.6 million in YTD/2017, reflecting a decrease of 8.5% in GEOs from precious metals assets, slightly offset by higher average gold prices. The decrease in GEOs during YTD/2018 was primarily due to the following assets:

•

Candelaria - The Company earned 46,519 GEOs from its Candelaria stream in YTD/2018, compared to 69,425 in YTD/2017. Although a decrease in production of precious metals was expected in 2018 based on planned processing of lower grade material, the impact on gold and silver production was greater than expected. YTD/2017 also includes 2,032 GEOs which had been delivered in 2016, but sold in Q1/2017.

•

Guadalupe - The Guadalupe stream delivered 30,350 GEOs in YTD/2018, compared to 38,383 GEOs under the Palmarejo agreement, with 2017 being an exceptionally strong year of production for Guadalupe-Palmarejo. Production in YTD/2018 was also negatively affected by a temporary suspension of activities in September 2018.

•	Antamina - The Company earned 31,674 GEOs from its Antamina silver stream, compared to 36,786 GEOs in YTD/2017, in-line with the 2018 life of mine plan.
•

South Arturo - The South Arturo mine generated payments of 3,025 GEOs in YTD/2018, compared to 7,986 GEOs in YTD/2017 due to the end of mining in Phase 2, with processing of ore stockpiled from Phase 2 continuing on a limited scale.

The above decreases were partly offset by the following:

•

Antapaccay – The Company earned 59,208 GEOs from its Antapaccay stream, an increase compared to 51,753 GEOs in YTD/2017, in-line with the 2018 life of mine plan as the mine sequencing moves to a new phase of production with higher grades.

•

Bald Mountain - The Company received 8,193 GEOs in YTD/2018, compared to 3,449 GEOs in YTD/2017, reflecting the expiration of royalty payment caps on a specific royalty as well as a strong performance for the mine in 2018 compared to the same period in 2017.

During YTD/2018, 3,925,925 ounces of silver were received from our Candelaria, Antapaccay, Antamina and Cerro San Pedro interests and 3,913,978 ounces were sold during the period. Ounces of silver sold converted to 48,842 GEOs.

Other Mining Assets

Other mining assets generated 7,583 GEOs and $9.6 million in revenue in YTD/2018, compared to 11,294 GEOs and $14.2 million in revenue in YTD/2017.

20	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Oil & Gas

Revenue from the Company’s Oil & Gas assets doubled compared to prior year, contributing revenue of $67.9 million in YTD/2018 (97% oil and 3% gas), compared to $33.0 million in YTD/2017 (95% oil and 5% gas). Production for YTD/2018 was 46.1% higher than in the same period in 2017.

Revenue from the Weyburn Unit in YTD/2018 increased to $30.9 million (YTD/2017 - $23.4 million) with $20.3 million earned from the NRI (YTD/2017 - $14.9 million), $8.9 million earned from the WI (YTD/2017 - $7.1 million) and $1.7 million earned from the ORRs (YTD/2017 - $1.4 million). Revenue from the Weyburn NRI was higher due to the higher average realized prices and lower capital costs. Although operating expenses were 15.0% higher than in YTD/2017, capital expenses were 18.0% lower in YTD/2018 compared to YTD/2017. The actual realized price from the NRI was 27.3% higher in YTD/2018, at C$71.13/boe compared to C$55.89/boe in YTD/2017.

Orion contributed $3.1 million in revenue in YTD/2018 (Q3/2017 - $0.3 million). The Orion acquisition closed at the end of Q3/2017, therefore only generating limited production for Franco-Nevada in YTD/2017. Although the asset has performed well, differentials for heavy oil prices in Western Canada widened during the year which negatively impacted revenue.

The Company’s U.S. Oil & Gas assets generated 40.6% of the Company’s Oil & Gas revenue, with rig activity ahead of original expectations. Revenue from the U.S. Oil & Gas assets comprised $10.0 million from Delaware (YTD/2017 – nil), $6.8 million from Midland (YTD/2017 - $1.5 million), and $10.8 million from SCOOP/STACK (YTD/2017 - $2.1 million). Included in the YTD/2018 revenue for Delaware is a true-up of $1.9 million as the transaction closed in February 2018, but had an effective date of October 1, 2017, as well as lease bonus revenue of $2.5 million which had not been budgeted.

Operating Costs and Expenses

The following table provides a list of operating costs and expenses incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2018	2017	Variance
Costs of sales	$93.4	$106.8	$(13.4)
Depletion and depreciation	186.2	209.2	(23.0)
General and administrative	17.4	17.9	(0.5)
Gain on sale of gold bullion	(0.1)	(0.3)	0.2
	$296.9	$333.6	$(36.7)

Costs of Sales

The following table provides a breakdown of cost of sales incurred in the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2018	2017	Variance
Cost of stream sales	$82.0	$96.9	$(14.9)
Cost of prepaid ounces	5.7	4.7	1.0
Mineral production taxes	1.7	1.8	(0.1)
Oil & Gas operating costs	4.0	3.4	0.6
	$93.4	$106.8	$(13.4)

The decrease in costs of stream sales of $14.9 million is largely due to fewer stream ounces being sold of 231,098 GEOs in YTD/2018 compared to 267,437 GEOs in YTD/2017.

21

Depletion and Depreciation

Depletion and depreciation expense totaled $186.2 million in YTD/2018 compared to $209.2 million in YTD/2017. The decrease of $23.0 million is largely due to lower royalty payments and stream deliveries from Candelaria, South Arturo and Guadalupe, partly offset by an increase in the depletion of the Antapaccay and Oil & Gas assets. Depletion on a per ounce basis also decreased for certain of the Company’s assets, reflecting increases in reserves over the last year.

General and Administrative Expenses

The following table provides a breakdown of general and administrative expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2018	2017	Variance
Salaries and benefits	$4.6	$4.5	$0.1
Professional fees	2.4	2.1	0.3
Office costs	0.6	0.6	—
Board of Directors' costs	(0.4)	2.5	(2.9)
Share-based compensation	4.1	4.0	0.1
Other	6.1	4.2	1.9
	$17.4	$17.9	$(0.5)

General and administrative expenses, representing 3.4% of revenue for YTD/2018, decreased by $0.5 million compared to YTD/2017. Included in general and administrative expenses in YTD/2018 are $0.9 million in transaction costs incurred in

22	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

connection to the setup of the Continental Minerals Venture. Board of Directors’ fees vary according to the mark-to-market of the value of deferred share units that are granted to the directors of the Company. As the Company’s share price decreased during the first nine months of 2018, the Company recognized a decrease in the value of the deferred share unit liability. Also included in general and administrative expenses are business development costs, which vary depending upon the level of business development related activity and the timing of completing transactions. Business development expenses related to completed transactions are capitalized to the relevant asset.

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2018	2017	Variance
Foreign exchange gain (loss)	$0.1	$(1.3)	$1.4
Other income	0.5	1.5	(1.0)
	$0.6	$0.2	$0.4

The foreign exchange gain recognized in YTD/2018 reflects a strengthening of the U.S. dollar relative to the Canadian dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. The parent company’s functional currency is the Canadian dollar, while the functional currency of certain of the Company’s subsidiaries is the U.S. dollar.

Other income includes dividend income on certain of the Company’s equity investments.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the nine months ended September 30,
(expressed in millions)	2018	2017	Variance
Finance income
Interest	$2.4	$3.6	$(1.2)
	$2.4	$3.6	$(1.2)
Finance expenses
Standby charges	$1.7	$2.0	$(0.3)
Amortization	0.7	0.4	0.3
	$2.4	$2.4	$—

Finance income is earned on our cash equivalents and/or short-term investments. Finance income also includes interest income in the amount of $1.6 million accrued on the Noront Resources Ltd. loan during YTD/2018 (YTD/2017 - $1.5 million). Finance expenses consist of the costs of standby charges, which represent the costs of maintaining our credit facilities and amortization of the costs incurred with respect to the initial set-up or subsequent amendments of the facilities.

In the first quarter of 2018, the Company incurred $0.03 million in interest expense, as FNBC drew down $20.0 million on the FNBC Credit Facility during the quarter to fund the Cobre Panama Floating Payment Stream acquisition. The amount drawn down was repaid in Q1/2018.

Income Taxes

Income tax expense in YTD/2018 totaled $38.4 million (YTD/2017 – $24.4 million), comprised of a current income tax expense of $30.9 million (YTD/2017 - $14.2 million) and a deferred income tax expense of $7.5 million (YTD/2017 –$10.2 million). The increase in income tax expense year-over-year reflects higher income earned during the quarter compared to YTD/2017. Income tax expense in YTD/2017 was unusually low as it included the recognition of tax benefits realized from deductible permanent differences and the utilization of tax attributes for which no deferred tax asset was previously recognized.

Net Income

Net income in YTD/2018 was $170.3 million, or $0.92 per share, compared to $151.2 million, or $0.83 per share, for the same period in 2017. Adjusted Net Income was $172.3 million, or $0.93 per share, compared to $146.2 million, or $0.80 per share, earned in YTD/2017. While revenue remained relatively flat year-over-year, the Company benefitted from lower depletion rates per ounce, reflecting increases in reserves for certain of the Company’s assets. Depletion expense and costs of sales were also lower due to fewer GEOs earned, particularly from streams.

23

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1),(2) is set out below:

(in millions, except Margin, GEOs,	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per ounce and per share amounts)	2018	2018	2018	2017	2017	2017	2017	2016
Revenue	$170.6	$161.3	$173.1	$167.2	$171.5	$163.6	$172.7	$155.3
Costs and expenses(3)	104.8	96.4	95.7	106.0	108.5	107.6	117.5	154.9
Operating income	65.8	64.9	77.4	61.2	63.0	56.0	55.2	0.4
Other income (expenses)	0.1	(0.2)	0.7	(0.8)	(0.1)	0.7	0.8	8.5
Income tax expense	13.8	11.1	13.5	16.9	2.9	11.1	10.4	13.4
Net income (loss)	52.1	53.6	64.6	43.5	60.0	45.6	45.6	(4.5)
Basic earnings (loss) per share	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25	$0.26	$(0.03)
Diluted earnings (loss) per share	$0.28	$0.29	$0.35	$0.23	$0.32	$0.25	$0.25	$(0.03)
Net cash provided by operating activities	$128.2	$111.3	$137.5	$126.3	$116.0	$126.5	$119.8	$121.9
Net cash used in investing activities	(89.4)	(90.8)	(523.2)	(116.2)	(185.6)	(137.2)	(61.9)	(113.3)
Net cash (used in) provided by financing activities	(33.8)	(35.0)	(36.1)	(32.0)	(29.3)	332.0	(31.0)	(30.5)
Average Gold Price(4)	$1,213	$1,306	$1,329	$1,274	$1,278	$1,257	$1,219	$1,218
GEOs sold(5)	120,021	107,333	115,671	119,839	123,787	122,541	131,578	121,910
Adjusted EBITDA(6)	$134.7	$126.3	$139.9	$128.0	$134.1	$125.5	$128.5	$122.2
Adjusted EBITDA(6) per share	$0.72	$0.68	$0.75	$0.69	$0.72	$0.69	$0.72	$0.69
Margin(6)	79.0%	78.3%	80.8%	76.6%	78.2%	76.7%	74.4%	78.7%
Adjusted Net Income(6)	$54.6	$53.7	$63.9	$52.1	$55.3	$46.1	$44.8	$42.9
Adjusted Net Income(6) per share	$0.29	$0.29	$0.34	$0.28	$0.30	$0.25	$0.25	$0.24
1	Sum of the quarters may not add up to yearly total due to rounding.
2

Quarterly results for the periods ended after January 1, 2018 have been prepared in accordance with IFRS 9 Financial Instruments, and IFRS 15 Revenue from Contracts with Customers. Comparative information for the quarters ended prior to January 1, 2018 has not been restated and is accounted for under IAS 39 Financial Instruments: Recognition and Measurement, and IAS 18 Revenue.

3	Includes impairment charges on royalty, stream and working interests.
4	Based on LBMA Gold Price PM Fix.
5

GEOs include our gold, silver, platinum, palladium and other mining assets, and do not include Oil & Gas assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For illustrative purposes, please refer to the average commodity price table on pages 12 and 18 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and nine months ended September 30, 2018, respectively.

6

Adjusted EBITDA, Margin and Adjusted Net Income are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-IFRS Financial Measures” section of this MD&A.

24	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At September 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2018	2017
Cash and cash equivalents	$76.9	$511.1

Current assets	172.5	616.4
Non-current assets	4,662.0	4,172.0
Total assets	$4,834.5	$4,788.4

Current liabilities	22.6	22.6
Non-current liabilities	67.0	60.3
Total liabilities	$89.6	$82.9

Total shareholders’ equity	$4,744.9	$4,705.5

Total common shares outstanding	186.4	185.9
Key Financial Metrics
Working Capital	$149.9	$593.8
Debt to equity	—	—

Assets

Total assets were $4,834.5 million at September 30, 2018 compared to $4,788.4 million at December 31, 2017. Our asset base is primarily comprised of non-current assets such as our royalty, stream and working interests, and current assets of cash and cash equivalents. The decrease of $443.9 million in current assets as at September 30, 2018 is due to the fundings of the Cobre Panama Floating Payment Stream and Delaware Basin asset acquisition of $356.0 million and $90.3 million, respectively, in Q1/2018, as well as the Company’s contributions towards the Cobre Panama Fixed Payment Stream of $247.8 million in YTD/2018. The increase in non-current assets from these capital expenditures was partly offset by the depletion of royalty, stream and working interests.

Liabilities

Total liabilities as at September 30, 2018 slightly increased to $89.6 million from $82.9 million at December 31, 2017, and primarily consist of current and deferred income tax liabilities.

Our business strategy of growing a diversified portfolio requires the availability of capital to fund future acquisitions and dividends. As at September 30, 2018, the Company had $1.1 billion of capital available through its two credit facilities. Subsequent to quarter-end, the Company funded its initial contribution to the Continental Minerals Venture, in the amount of $214.8 million, net of pre-closing royalties, and disbursed its last capital contribution under the terms of the Cobre Panama Fixed Payment Stream, in the amount of $25.6 million. As of the date of this MD&A, the balance outstanding on the Credit Facility was $200.0 million.

Shareholders’ Equity

Shareholders’ equity increased by $39.4 million as at September 30, 2018 compared to December 31, 2017, reflecting net income of $170.3 million in YTD/2018, offset by a loss of $1.7 million on the Company’s equity investments, a loss $29.3 million in currency translation adjustment, and declared dividends of $132.9 million. The dividends of $132.9 million were partly settled through the issuance of $28.4 million in common shares pursuant to the Company’s DRIP. Contributed surplus also increased by $4.5 million, reflecting the amortization of share-based payments.

25

Liquidity and Capital Resources

Cash flow for the three and nine months ended September 30, 2018 and 2017 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2018	2017	2018	2017
Net cash provided by operating activities	$128.2	$116.0	$377.0	$362.3
Net cash used in investing activities	(89.4)	(185.6)	(703.4)	(384.7)
Net cash (used in) provided by financing activities	(33.8)	(29.3)	(104.9)	271.7
Effect of exchange rate changes on cash and cash equivalents	(0.2)	17.9	(2.9)	31.0
Net change in cash and cash equivalents	$4.8	$(81.0)	$(434.2)	$280.3

Operating Cash Flow

Net cash generated by operating activities was $128.2 million and $116.0 million in Q3/2018 and Q3/2017, respectively. For the nine months ended September 30, 2018 and 2017, operating cash flows were $377.0 million and $362.3 million, respectively. Although GEO ounces produced were lower in 2018 than in the 2017 periods, revenues remained relatively consistent year-over-year as a result of higher commodity prices and production from the Company’s Oil & Gas portfolio.

Investing Activities

Net cash used in investing activities was $89.4 million in Q3/2018 compared to $185.6 million in Q3/2017. For the nine months ended September 30, 2018 and 2017, cash used in investing activities was $703.4 million and $384.7 million, respectively. Investing activities in YTD/2018 included funding of $247.8 million towards the Cobre Panama Fixed Payment Stream, the purchase of the Cobre Panama Floating Payment Stream for $356.0 million, and the funding of $90.3 million for the acquisition of the Delaware Basin oil & gas royalties. Comparatively, investing activities in the YTD/2017 period included the ongoing funding of the Cobre Panama Fixed Payment Stream deposit, the acquisitions of royalties on the Orion thermal project of $74.1 million (C$92.5 million) and the purchase of royalty portfolios in the STACK and Midland plays of $27.6 million and $114.6 million, respectively.

Financing Activities

Net cash from financing activities was an outflow of $33.8 million in Q3/2018, compared to $29.3 million in Q3/2017, representing the cash payment of dividends declared in the respective quarters. For the nine months ended September 30, 2018, financing activities resulted in an outflow of $104.9 million due to the payment of cash dividends. This compares to an inflow of $271.7 million, in YTD/2017, which, in addition to the payment of cash dividends, reflects the proceeds of $356.4 million from the exercise of share purchase warrants which expired in June 2017.

Capital Resources

As at September 30, 2018, our cash and cash equivalents totaled $76.9 million (December 31, 2017 - $511.1 million). In addition, we held long-term investments at September 30, 2018 of $197.7 million (December 31, 2017 - $203.1 million), of which $161.3 million was held in publicly-traded equity instruments (December 31, 2017 - $168.1 million).

As at September 30, 2018, an amount of $1.0 billion, or its Canadian dollar equivalent, was available under the Company’s unsecured Credit Facility. Subsequent to quarter-end, the Company drew $200.0 million to fund part of its contribution for the acquisition of mineral rights by the Continental Minerals Venture. The funds were drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR rates plus 110 basis points. The Credit Facility has a term of March 22, 2023 (extended to March 22, 2023 in an amended agreement finalized on March 7, 2018). Advances under the Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. At the date of this MD&A, U.S. and Canadian dollar advances would bear interest at a rate of 5.85% and 4.05%, respectively, based on CIBC prime rates. Funds can also be drawn using LIBOR 30-day rates plus 110 basis points.

An additional amount of $100.0 million is available under the FNBC Credit Facility, which is an unsecured revolving credit facility of the Company’s subsidiary, FNBC. On February 21, 2018, the FNBC Credit Facility maturity date was extended from March 20, 2018 to March 20, 2019. FNBC has the option of requesting an additional one-year extension of the maturity term during a period of time surrounding the anniversary date. As at the date of this MD&A, advances under the FNBC Credit Facility would bear interest at a rate of 6.10%. Funds can also be drawn using LIBOR rates plus 135 basis points. Subsequent to quarter-end, FNBC temporarily drew down $7.0 million to fund its final contribution to the Cobre Panama project, which was repaid in full on October 31, 2018.

As at November 5, 2018, the aggregate amount available under the two credit facilities is $900 million.

26	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Management’s objectives when managing capital are to:

(a)	ensure the preservation and availability of capital not being used for long-term investments by investing in low risk investments with high liquidity; and
(b)	ensure that adequate levels of capital are maintained to meet the Company’s operating requirements and other current liabilities.

As at September 30, 2018, the majority of funds were held in cash deposits with several financial institutions. Franco-Nevada invests its excess funds in term deposits. Certain investments with maturities upon acquisition of three months, or 92 days or less, were classified as term deposits with cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars.  The effect of volatility in these currencies against the U.S. dollar impacts our corporate administration, business development expenses and depletion on mining and Oil & Gas interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q3/2018, the Canadian dollar traded in a range of $0.7544 to $0.7749, closing the quarter at $0.7725, and the Australian dollar traded between $0.7109 and $0.7466, closing the quarter at $0.7225.

Our near-term cash requirements include funding of the acquisitions of our commitments towards the Continental Minerals Venture, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities or use of our credit facilities. We believe that our current cash resources, our available credit facilities and future cash flows will be sufficient to cover the cost of our commitments under the various stream agreements, administrative expenses, costs of operations and dividend payments for the foreseeable future.

27

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08
1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver.

13

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2017 on the initial gold deliveries.  After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce.

14

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2017 on the initial silver deliveries.  After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered. Thereafter, 15.53% of the silver in concentrate.

17	Purchase price is 20% of the spot price of gold until 604,000 ounces of gold have been delivered. Thereafter, purchase price is 50% of the spot price of gold.
18	Purchase price is 20% of the spot price of silver until 9,618,000 ounces of silver have been delivered. Thereafter, purchase price is 50% of the spot price of silver.
19

Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.

20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces.

Acquisition of Mineral Rights with Continental Resources, Inc.

As described in the Corporate Developments section above, the Company has entered into a strategic relationship with a subsidiary of Continental to jointly acquire mineral rights in the SCOOP and STACK plays of Oklahoma. The Company satisfied its initial funding requirement of $218.5 million on October 23, 2018. Franco-Nevada is expecting to fund, subject to satisfaction of agreed upon development thresholds, up to $100 million per year over the next three years to acquire additional mineral rights through the Continental Minerals Venture, for a total remaining commitment of up to $300 million. The Company expects to disburse between $35 million to $55 million before the end of 2018. These accelerated contributions will reduce Franco-Nevada’s commitment in the last of the three years, such that the total commitment remains $300 million.

28	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Other

The Canada Revenue Agency (“CRA”) is currently conducting an audit of Franco-Nevada’s 2012, 2013, 2014 and 2015 taxation years.  The Company has not received any proposed adjustments or reassessments in connection with these audits.  Management believes that Franco-Nevada and its foreign subsidiaries are in full compliance with Canadian and foreign tax laws.  However, there can be no assurance that the CRA will not challenge the manner in which Franco-Nevada and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which Franco-Nevada has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on Franco-Nevada.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Notes 2 and 3 of our most recent annual consolidated financial statements.

New and Amended Standards Adopted by the Company

The following accounting standards were adopted by the Company as of January 1, 2018. The impact of the adoption of these standards and the new accounting policies are disclosed below.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”), replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassifications and adjustments are recognized in the opening balance sheet as at January 1, 2018 as summarized below.

•

The Company has made an irrevocable election available under IFRS 9 to continue to classify its long-term investments in equity securities at fair value through other comprehensive income (“FVTOCI”) because these investments are held as long-term strategic investments that are not expected to be sold in the short term.  This election is available on an instrument-by-instrument basis. Previously these investments were classified as available-for-sale under IAS 39. Changes in the fair value of these investments are recognized in other comprehensive income (loss). On adoption of IFRS 9, the Company recorded an adjustment of $27.1 million to reduce opening deficit with a corresponding adjustment to increase accumulated other comprehensive loss to reclassify the accumulated impairment losses on these investments to accumulated other comprehensive loss. There was no impact on net income or other comprehensive loss for the three and nine months ended September 30, 2018.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can be measured at cost. This cost exemption is not available under IFRS 9. At the date of adoption, the Company held one equity investment at cost, which had a carrying value of $4.0 million as at January 1, 2018.  The Company assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and determined that the fair value approximates the carrying value of the instrument as of the date of adoption and as such the Company concluded no adjustment is required. The Company has determined that there was no change in the fair value of this investment during the three and nine months ended September 30, 2018.

•

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment, rather than an incurred loss model previously applied under IAS 39. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loan receivable. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and had a carrying value of $30.1 million as at January 1, 2018. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no impairment losses recorded on financial assets during the three and nine months ended September 30, 2018.

29

On the date of the initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original	New	Original	New
	(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current financial assets
Cash and cash equivalents	Available-for-sale	Amortized cost	$511.1	$511.1	$—
Receivables	Amortized cost	Amortized cost	54.6	54.6	—
Receivables from provisional concentrate sales	FVTPL(1)	FVTPL	11.3	11.3	—
Non-current financial assets
Equity investments	Available-for-sale	FVTOCI(2)	$172.2	$172.2	$—
Warrants	FVTPL	FVTPL	0.8	0.8	—
Loan receivable	Amortized cost	Amortized cost	30.1	30.1	—
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$21.5	$21.5	$—
Debt	Amortized cost	Amortized cost	—	—	—
1	Fair value through profit or loss.
2	Fair value through other comprehensive income or loss.

Except as noted above, the adoption of IFRS 9 did not result in changes in the carrying values of the Company’s financial instruments on January 1, 2018.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

IFRS 9 includes a revised model for classifying financial assets, which results in classification according to a financial instrument’s contractual cash flow characteristics and the business models under which they are held. Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method. Previously under IAS 39 these amounts were classified as available-for-sale. The change in classification did not impact the measurement of cash and cash equivalents.

(ii)Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. Upon adoption of IFRS 9, the Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit. Previously under IAS 39, these equity investments were classified as available-for-sale financial assets.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms

30	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for revenue as at January 1, 2018 are presented together as a single adjustment to the opening balance of deficit.  Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

The following policies applied in accounting for revenue for the three and nine months ended September 30, 2018. In the comparative period, revenue was accounted for in accordance with the revenue recognition policies disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2017.

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market commodity prices. As such, provisional price adjustments are presented separately in Note 10 of these condensed consolidated financial statements.

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or oil & gas property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or oil & gas property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or oil & gas property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

31

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil & gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares.  A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our Annual Information Form for the year ended December 31, 2017, a copy of which can be found on SEDAR at www.sedar.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of November 5, 2018, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	186,362,994
Issuable upon exercise of Franco-Nevada options(1)	998,335
Issuable upon vesting of Franco-Nevada RSUs	119,471
Diluted common shares	187,480,800
1	There were 998,335 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.41 to C$100.10 per share.

Franco-Nevada has not issued any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2018, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

32	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA per share

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”):

•	Income tax expense/recovery;
•	Finance expenses;
•	Finance income;
•	Depletion and depreciation;
•	Non-cash costs of sales;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Foreign exchange gains/losses and other income/expenses; and
•	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$52.1	$60.0	$170.3	$151.2
Income tax expense	13.8	2.9	38.4	24.4
Finance expenses	0.7	0.8	2.4	2.4
Finance income	(0.7)	(1.6)	(2.4)	(3.6)
Depletion and depreciation	66.0	70.5	186.2	209.2
Non-cash costs of sales	2.0	0.6	5.7	4.7
Transaction costs on Continental Minerals Venture	0.9	—	0.9	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.1)	0.9	(0.6)	(0.2)
Adjusted EBITDA	$134.7	$134.1	$400.9	$388.1
Basic weighted average shares outstanding	186.1	185.5	186.1	181.9

Basic EPS	$0.28	$0.32	$0.92	$0.83
Income tax expense	0.07	0.02	0.21	0.13
Finance expenses	—	0.01	0.01	0.01
Finance income	—	(0.01)	(0.01)	(0.02)
Depletion and depreciation	0.35	0.38	1.00	1.15
Non-cash costs of sales	0.01	—	0.02	0.03
Transaction costs on Continental Minerals Venture	0.01	—	—	—
Foreign exchange (gains)/losses and other (income)/expenses	—	—	—	—
Adjusted EBITDA per share	$0.72	$0.72	$2.15	$2.13

33

Margin

Margin is a non-IFRS financial measure which is defined by the Company as Adjusted EBITDA divided by revenue. The Company uses Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Margin is intended to provide additional information, does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for a measure of performance in accordance with IFRS.

Reconciliation of Net Income to Margin:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except Margin)	2018	2017	2018	2017
Net Income	$52.1	$60.0	$170.3	151.2
Income tax expense	13.8	2.9	38.4	24.4
Finance expenses	0.7	0.8	2.4	2.4
Finance income	(0.7)	(1.6)	(2.4)	(3.6)
Depletion and depreciation	66.0	70.5	186.2	209.2
Non-cash costs of sales	2.0	0.6	5.7	4.7
Transaction costs on Continental Minerals Venture	0.9	—	0.9	—
Foreign exchange (gains)/losses and other (income)/expenses	(0.1)	0.9	(0.6)	(0.2)
Adjusted EBITDA	$134.7	$134.1	$400.9	$388.1
Revenue	170.6	171.5	505.0	507.8
Margin	79.0%	78.2%	79.4%	76.4%

Adjusted Net Income and Adjusted Net Income per share

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS:

•	Foreign exchange gains/losses and other income/expenses;
•	Impairment charges related to royalty, stream and working interests;
•	Impairment of investments;
•	Gains/losses on sale of royalty, stream and working interests;
•	Gains/losses on investments;
•	Unusual non-recurring items; and
•	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as Net Income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of the Company, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other issuers.

34	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$52.1	$60.0	$170.3	$151.2
Foreign exchange (gains)/losses and other (income)/expenses	(0.1)	0.9	(0.6)	(0.2)
Transaction costs on Continental Minerals Venture	0.9	—	0.9	—
Tax effect of adjustments	(0.3)	(1.1)	(0.3)	(1.1)
Other tax related adjustments:
Valuation allowance	—	(0.7)	—	0.1
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(3.8)	—	(3.8)
U.S. Tax Reform impact	2.0	—	2.0	—
Adjusted Net Income	$54.6	$55.3	$172.3	$146.2
Basic weighted average shares outstanding	186.1	185.5	186.1	181.9

Basic EPS	$0.28	$0.32	$0.92	$0.83
Foreign exchange (gains)/losses and other (income)/expenses	—	0.01	—	—
Transaction costs on Continental Minerals Venture	—	—	—	—
Tax effect of adjustments	—	(0.01)	—	(0.01)
Other tax related adjustments:
Valuation allowance	—	—	—	—
Utilization of tax attributes for which no deferred tax asset was previously recognized	—	(0.02)	—	(0.02)
U.S. Tax Reform impact	0.01	—	0.01	—
Adjusted Net Income per share	$0.29	$0.30	$0.93	$0.80

35

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, and the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

36	FNV TSX NYSE	2018 Third Quarter Management’s Discussion and Analysis

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